VIA EDGAR

United States Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549-0505

RE: Ecofin Sustainable & Social Impact Term Fund (File No. 811-23248)

To the Commission:

Ecofin Sustainable & Social Impact Term Fund (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2024-2025 year:

1.	A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2.
A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2024 to February 25, 2025. Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

ECOFIN SUSTAINABLE & SOCIAL IMPACT TERM FUND

Date March 14, 2024	By:	/s/ P. Bradley Adams
Name P. Bradley Adams
Title Chief Executive Officer